Mail Stop 4561

May 18, 2005

Lyne B. Andrich
Chief Financial Officer
Cobiz Inc.
821 17th Street
Denver, CO 80202

RE:	Cobiz Inc. Form 10-K filed March 14, 2005
	File No. 001-15955

Dear Ms. Andrich,

	We have reviewed your filing and have the following comments. We have limited our review to only the issues raised in our comments.
Where indicated, we think you should amend your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2. Acquisitions - page F-18

1. Please revise for the following for each of your acquisitions:

a) Disclose how any contingent consideration is distributed to the former shareholders. For example, do the former shareholders receive a pro rata share of the consideration based on the prior ownership percentage or is some other method applied?
b) More specifically disclose the significant terms of the earn-out agreements, profits interest units and any other contingent consideration. Specifically discuss the possible range of payouts based on past performance and future operating estimates.
c) Discuss the key differences between the profits interest units and the earn-out provisions.
d) Disclose the amount of goodwill allocated to each operating segment.

2. Please revise to discuss why you structure your acquisition agreements using contingent consideration. In your discussion, please discuss the benefits and risks.

3. Supplementally provide us with the relevant sections of your acquisition agreements and employment contracts with key management personnel of the acquired companies that pertain to contingent consideration and tell us how the amounts are calculated.

4. Supplementally tell us how you considered the factors of EITF
95-8
in your determination that the contingent consideration for each of the acquisitions should be accounted for as additional costs of the acquisitions and recorded as goodwill.

Note 7. Goodwill and Intangible Assets - page F-24

5. Please revise to disclose why you include FDL in the insurance segment for segment disclosure and goodwill impairment testing.

Exhibits 31.1 Rule 13a-14(a)/15d-14(a) Certification of the Chief
Executive Officer and 31.2 Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer

6. We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Accordingly, please revise your filing to include certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that


* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. You may wish to supplementally provide us with your revised disclosure before amending your filing.
Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Michael Volley, Staff Accountant, at (202)
824-
5568 or me at (202) 942-1782 if you have questions.

Sincerely,



Paul Cline
Senior Accountant
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Lyne B. Andrich
Cobiz Inc.
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